Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

November 29, 2012

VIA EDGAR

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Corcept Therapeutics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 0-50679

Dear Mr. Rosenberg,

Corcept Therapeutics Incorporated (the “Company”) is transmitting this letter in response to a comment received from the staff of the Securities Exchange Commission (the “Staff”) in a telephone conversation with the Company’s attorney, Alan Mendelson of Latham & Watkins LLP, on Wednesday, November 21, 2012 as a follow up to our letter dated October 24, 2012 in response to comments contained in the Staff’s letter dated September 25, 2012 with respect to the Company’s Form 10-K Annual Report for the year ended December 31, 2011 and Form 10-Q for the quarter ended June 30, 2012. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Condensed Financial Statements – Summary of Significant Accounting Policies – Net Product Sales, page 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – Critical Accounting Policies and Estimates – Net Product Sales, page 21

We have reviewed your response to our prior comment number 1. Since you identify net product sales as a critical accounting estimate in MD&A, we would expect bona fide disclosure in MD&A in future periodic reports, if material, as to the effects that these estimates and revisions to estimates have on your results of operations. Please confirm to us that you will provide disclosure in future filings if material. Disclosure should state each type of revenue deduction for each period presented: the beginning balance, the amount accrued for the periods presented, revisions to prior period estimates, the amounts paid for the periods presented and the ending balance of such reserves.

The Company confirms that it will provide the disclosures above in future periodic reports if the effects of the estimated revenue deductions or revisions to such estimates are material to the Company’s results of operations.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (650) 688-8783, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ G. Charles Robb
G. Charles Robb Chief Financial Officer
Corcept Therapeutics Incorporated

cc:	Joseph K. Belanoff, M.D., Chief Executive Officer
Corcept Therapeutics Incorporated
Alan Mendelson, Esq., Latham & Watkins LLP
Kathleen Wells, Esq., Latham & Watkins LLP